TAN RANGE EXPLORATION CORPORATION

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

February 5, 2002

Mr. Richard Cohn
Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C.
20549

Dear Sir:

RE: 12(g)3-2(b) File #82-3446 - Tan Range Exploration Corporation

Enclosed for your records, please find copies of our press releases dated June 13, 2001 to December 21, 2001. Also enclosed are copies of the financial statements for the periods ended May 31, 2001, August 31, 2001 and November 30, 2001.

Yours truly,

TAN RANGE EXPLORATION CORPORATION

Helen Hansen for

FRANK R. HALLAM, B.B.A., C.A.
Director, Secretary-Treasurer and Chief Financial Officer
:heh
Encl.

dw 3/7

02 MAR -1 AM 8:56

TAN RANGE EXPLORATION CORPORATION

Tan Range Exploration Corporation
Suite 1730 – 355 Burrard Street
Vancouver, B.C. V6C 2G8

TRADE SYMBOL TSE: TNX
SEC 12(g)3-2(b) File #82-3446
Toll Free: 1-800-811-3855
Tel: (604) 669-5598
Fax: (604) 669-8915

Website: www.tanrange.com
email: investor@tanrange.com

News Release - December 21, 2001

Exploration Update

Vancouver, B.C. - Tan Range Exploration Corporation ("TNX") reports that exploration of the Itetemia property is concluded for 2001. The final program included 2 diamond drill holes on both conductor 7 and the Golden Horseshoe Reef, 3 diamond drill holes on previously defined RAB targets and 1 diamond drill hole on a VMS zone for a total of 3432 meters. The drill program returned anomalous values. A total of 1068 samples were taken, including 135 lithogeochemical samples and 43 standards inserted to assure laboratory accuracy.

The Itetemia property is operated consistent with the terms of a Subscription and Property Option Agreement with Barrick Gold Corporation ("Barrick") and under the terms of these agreements Barrick has elected to become the Operator of the project, commencing next month.

On behalf of the Board of Directors

Marek J. Kreczmer, M.Sc., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2(b) File #82-3446
Stock Exchange Symbol: TNX
October 30, 2001

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

TAN RANGE SHARES LISTED ON TORONTO STOCK EXCHANGE

VANCOUVER, B.C. -- Tan Range Exploration Corporation ("TNX") is pleased to announce that the Toronto Stock Exchange, Canada's premier equity market, has approved the listing of TNX's common shares under the trading symbol: "TNX". The Company's shares commenced trading on Monday, October 29, 2001 and will be delisted from trading on the Canadian Venture Exchange.

"We believe a TSE listing will provide TNX with greater market visibility and increased access to capital markets, especially through the participation of an expanded audience of institutional investors," said Marek Kreczmer, President of Tan Range. "Our listing on a senior exchange coincides with recent advances at our two key gold properties, Luhala, 100% owned by Tan Range and Itetemia, a joint venture with Barrick Gold Corporation."

Tan Range is a gold company with advanced exploration projects in the Lake Victoria gold belt of Tanzania.

-30-

ON BEHALF OF THE BOARD OF DIRECTORS

MAREK J. KRECZMER, M.Sc., P.Eng., P.Geo.
President

The Toronto Stock Exchange and Canadian Venture Exchange have neither approved nor disapproved of the information contained herein

FOR FURTHER INFORMATION PLEASE CONTACT:

Tan Range Exploration Corporation
John Toporowski, Investor Relations
Tel: (604) 669-5598 / 1-800-811-3855
Fax: (604) 669-8915
e-mail: investor@tanrange.com
Website: www.tanrange.com

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2(b) File #82-3446
Canadian Venture Exchange Symbol: TNX
October 22, 2001

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

TAN RANGE EXPLORATION CORPORATION
PROGRESS REPORT
TANZANIAN PROJECTS

Luhala Project

Tan Range Exploration Corporation reports successful exploration work at the wholly owned Luhala project continues in high gear. The development of the Luhala geological model (see July 09, 2001 press release) is guiding the current exploration effort. The most favourable location of gold mineralization is a folded "hard-soft" contact analogous to the Lupin and Musselwhite deposits. A more complete description of these deposits and their similarities to the Luhala gold mineralization is available at our recently updated website.

In order to evaluate the prospectiveness of the fold noses along the "hard-soft" contact, the preferred hosts of gold mineralization, a large soil survey and numerous trenches were completed. In addition, a detailed structural map has been constructed from an orthophotographic survey completed by Photomap International Inc. of Nairobi, Kenya. The photo mosaic and the soil survey results have been combined to aid in the identification and selection of the most favourable diamond drill targets.

Soil Survey

The three hills, Shilalo West, Shilalo South and Kisunge, have good soil cover and show widespread gold enrichment. Shilalo South is the most enriched hill with values in soils exceeding 1.4 gm Au/tonne.

Over 4000 soil samples were collected of which over 3800 have been analyzed to date by Humac Laboratories (T) Ltd. of Mwanza, Tanzania, and interpreted by Grasswood Geoscience Ltd. of Nanaimo, B.C. The soil anomaly is over 3500m in length and 200-300m wide (see attached diagram 1). This is particularly interesting as the soil anomaly associated with Tulawaka East deposit is about the same size. Gold values are highly enriched in Luhala soils. Typically in Tanzania, values over 10-30 ppb Au are considered to be highly anomalous. The gold anomaly over Ashanti's Kukuluma deposit is 80 ppb Au. The Luhala anomalies are in excess of 117 ppb Au over an extensive area.

The soil anomalies are well defined and follow closely the favourable "hard-soft" contact. (See attached diagram 2. Diagrams 1 and 2 are at the same scale). Soil cover at the fold noses is much thicker because of deeper erosion over rocks which are more broken up and therefore the soil anomalies are more diffused.

Trenching

An additional 1350m of trenches were dug in preparation for sampling and mapping. The sampling program is ongoing and the results will be available next month. Trenches were cleared on all three hills thereby providing a better understanding of the structural controls of mineralization.

Future Exploration Plans

Photomap International has flown an air photo survey, which resulted in the preparation of an orthogonal (equal scale) photo mosaic. The photo mosaic, in conjunction with the trenches, will aid in the preparation of a detailed geological map. We expect that, as predicted in our working model for the project, the mineralized zones will be oblique to the strike direction. The ground control is therefore of paramount importance in spotting the location of future diamond drill holes.

Itetemia Project

Golden Horseshoe Reef Drilling

One deep hole was completed on the Golden Horseshoe Reef (GHR). The hole was designed to intercept 55° NW plunge of the South Zone. The intercept is on Section 2285, 660m vertical below surface. The results are listed in the table below:

DIAMOND DRILL HOLE	INTERVAL (m)	WIDTH (m)	GRADE (g/t)
GHDD-027 2250E 150S -70°	699.15 – 711.50 710.50 – 711.50	12.35 1.00	0.41 3.10

This hole intersected mineralization 200m deeper than previous holes in this part of the GHR. Unfortunately, the hole did not deviate as much as expected and undershot the South Zone by over 100m, thus the lower than expected assay results of the anticipated high grade zone. The mineralization is hosted in sheared crystal tuff/andesite/dacite rock package. It contains 5-10 percent pyrrhotite and pyrite with traces of sphalerite and chalcopyrite. Alteration consisting of silicification and sericitization with some fuschite is well developed.

Exploration Plans

A further deep hole on the GHR is underway which is designed to intersect the mineralization on Section 2250 at 600m below surface. In addition to the GHR hole, we will test the previously described (see September 4, 2001 press release) extension of the Bulyanhulu horizon where a RAB hole intersected 12.40 gm Au over 2m.

A ground electromagnetic (EM) survey will be done on the volcanic massive sulphide (VMS) mineralization discovered north of GHR and several holes drilled on EM Conductor 7 will be tested with a down hole EM survey (see attached diagram 3).

Property Acquisition

Recently, Anton Esterhuizen and Marek Kreczmer visited one of Mr. Esterhuizen's favoured properties located south of Tanzania's newest mine, the Africa Mashiriki. The property recently became available and we were able to acquire it through a joint venture with a local company. This large property (154.5 km^2) is underlain by a sheared iron formation and intruded by several gossan stained intrusives. A BLEG survey is scheduled to commence soon. A second property, the Nebele Project, is located 20 km southwest of Luhala. The project covers an area underlain by folded and sheared volcanics interbedded with sulphide rich iron formations. A BLEG survey is underway.

We are presently in advance negotiations on several additional projects and our crews have an ongoing property evaluation program.

Qualified Person

Mr. Peter Chadwick, B.Sc., M.Sc., Pr.Sci.Nat. is carrying out the trenching program at Luhala and Mr. Claude Bernier, B.Sc., is conducting the exploration program at Itetemia. Mr. Chadwick's and Mr. Bernier's work is being supervised by Mr. John Deane, M.Sc., University of Cape Town, the Company's Exploration Manager, based in Mwanza, Tanzania. Mr. Deane is a geologist with 17 years of postgraduate experience.

Agreement with Barrick Gold

The Itetemia property is operated consistent with the terms of a Subscription and Property Option Agreement with Barrick Gold Corporation, a subsidiary of which is developing the adjacent 10 million ounce Bulyanhulu gold deposit. Barrick Gold has completed four share placements in Tan Range each for $1.0 million for a total of $4 million. In order to vest, Barrick must arrange project financing to earn a 60% interest in the Itetemia Property. More details on the Itetemia property are available at the company's website: www.tanrange.com.

On Behalf of the Board of Directors

MAREK J. KRECZMER, M.Sc., P.Eng., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

DIAGRAM 1



965400
508000
0
1000
meters
LEGEND
DRILL HOLES
965400
508000
UTM COORDINATE REF.
Gold in Soils
≥ 43 ppb Au
≥ 54 ppb Au
≥ 80 ppb Au
≥111 ppb Au
≥112 ppb to 1.47 g/

LUHALA PROPERTY

GOLD IN SOIL SAMPLES

TAN RANGE
EXPLORATION
CORPORATION

DIAGRAM 2


N
0 500
meters
Shilalo
West
LUD Drill
Holes
4
5A
LKD Drill
Holes
7
3
1
2
4
6
5
Kisunge
Hill
LSSD Drill
Holes
3
2
1
Shilalo
South
+ 965400
508000
50°
50°
LEGEND
Siliceous Marker
Horizon
observed
projected
Synform
Antiform
5 0 Plunge Direction
7 Diamond Drill Hole
Fault
965400
508000
UTM Coordinate Ref.
Topographic Contours

LUHALA PROPERTY
STRUCTURAL INTERPRETATION

TAN RANGE
EXPLORATION
CORPORATION

TAN RANGE ITETEMIA LICENSES
WORK PROGRESS: SEPTEMBER 2001


N
Legend:
Granite
Fault
Conductor Trace
Mineralised Quartz Reefs
0 km
5 km
Scale 1:100,000
32°26'00"
32°27'34"
32°30'00"
32°35'00"
03°06'00"
03°07'18"
03°09'00"
03°11'00"
03°15'00"
03°06'00"
03°09'00"
03°10'00"
03°11'00"
03°15'00"
MWINGILO
PL241/94
ITETEMIA VILLAGE
PL509/96
NGULA
PL1612/2000
ITETEMIA NORTH
PL268/95
ITETEMIA
PL1450/2000
ITETEMIA EAST
PL1115/98
BULYANHULU
VMS ZONE
Reef 2
Reef 1
Golden Horseshoe Reef
Conductor 7
Bulyanhulu Horizon
DIAGRAM 3
32°27'00"
32°30'50"
32°35'00"

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2(b) File #82-3446
Canadian Venture Exchange Symbol: TNX
September 4, 2001

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

BULYANHULU MINE STRATIGRAPHY CONFIRMED ON ITETEMIA PROPERTY RAB DRILL HOLE RETURNS 12.40 GRAMS GOLD PER TONNE OVER 2 METERS

(Vancouver, B.C., September 4, 2001) -- Tan Range Exploration Corporation is pleased to announce the results of a recently completed RAB (Rotary Air Blast) drill program at its Itetemia property in Tanzania. The RAB drilling consisted of 8 fences of holes for a total of 4860 meters. These fences were several kilometers apart and tested three separate parallel targets:

1. Felsic/mafic contact of Bulyanhulu Reef 1 and the same folded contact of Conductor 7 - Fences 1A, 1B, 1C and 1D;

2. North-west extension of the Golden Horseshoe Reef - Fences 1E, 1F and 1NA;

3. A third, so far largely untested, felsic/argillite contact - Fence 1G.

See attached map for RAB fence locations.

Results

FENCE	HOLE	INTERVAL (m)	WIDTH (m)	GRADE (g/t)
1A	ITRB-595	26 - 28	2	12.40

Interpretation of Fence 1A

The mineralization encountered in ITRB-595 is similar in nature to the Reefs 1 and 2 gold mineralization on the adjoining Bulyanhulu Mine property. (It is important to note that the majority of the 10 million ounce gold reserve at the Bulyanhulu Mine is contained within Reef 1). The mineralized horizon is located along the felsic/mafic contact within the argillite unit and contains approximately 20% smoky quartz. It occurs within saprolite containing numerous fragments of quartz feldspar porphyry. The mineralized intercept is considered important as it correlates with a previously drilled diamond drill hole, ITDD-37, which returned 0.4 g/t over 40 meters.

The felsic package in the SW corner of the Itetemia property is approximately 600 meters thick, considerably wider than the 200 meter thickness derived from a previous interpretation. It is mineralized with ore grade gold mineralization and confirms that the folded Bulyanhulu mine horizon and stratigraphic sequence is folded on to the Itetemia property.

Interpretation of Other Fences

The extension of the Golden Horseshoe Reef continues to the NW where felsic/intermediate volcanics, crystal tuff, basalt and argillite are present. In the locations tested, black or smoky quartz and sulphides were not present and the felsic volcanics lacked the alteration halo associated with the Golden Horseshoe Reef.

The third felsic/argillite contact resembles the Golden Horseshoe Reef with some smoky quartz along the contact. Assays are pending.

Quality Control

A total of 1740 samples were collected, of which there were 107 duplicates. CDN Resource Laboratories Ltd. of Vancouver, B.C. prepared standards for assay analysis and SGS Labs of Mwanza, Tanzania conducted fire assays.

Future Plans

Diamond drilling will focus on any new RAB defined targets and more diamond drilling will take place on the Golden Horseshoe Reef, as well as Conductor 7.

Qualified Person

Mr. Claude Bernier, B.Sc., University of Laval, Quebec, a geologist with 17 years of post graduate experience, logged the RAB chips, selected the samples for assaying and interpreted the results. His work is being supervised by Mr. John Deane, M.Sc., University of Cape Town, the Company's Exploration Manager who is based in Mwanza, Tanzania. Mr. Deane is a geologist with 17 years of post graduate experience.

Agreement with Barrick Gold

The Itetemia property is operated consistent with the terms of a Subscription and Property Option Agreement with Barrick Gold Corporation, a subsidiary of which is developing the adjacent 10 million ounce Bulyanhulu gold deposit. Barrick Gold has completed four share placements in Tan Range each for $1.0 million for a total of $4 million. In order to vest, Barrick must arrange project financing to earn a 60% interest in the Itetemia Property. More details on the Itetemia property are available at the company's website: www.tanrange.com.

On Behalf of the Board of Directors

"Marek Kreczmer"
MAREK J. KRECZMER, M.Sc., P.Eng., P.Geo.
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

RAB FENCES LOCATION



Legend:
Granite
EM Conductor Trace
Mineralised Quartz Reefs
IG RAB Fences
Faults
N
0 km
5 km
Scale 1:100,000
TAN RANGE ITETEMIA PROPERTY BOUNDARY
32°26'00"
32°27'34"
32°30'00"
32°35'00"
03°06'00"
03°07'18"
03°09'00"
03°10'00"
03°11'00"
03°15'00"
INA
3RD HORIZON
IG
IF
IE
Golden Horseshoe Reef
BARRICK GOLD BULYANHULU
West Zone
Reef 2
Reef 1
Main Zone
East Zone
CONDUCTOR 7
IC
IB
IA
ID
32°27'00"
32°30'50"
32°35'00"

TAN RANGE EXPLORATION CORPORATION

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

SEC 12(g)3-2(b) File #82-3446
Canadian Venture Exchange Symbol: TNX
August 8, 2001

NEWS RELEASE

(Vancouver, B.C., August 8, 2001) -- Tan Range Exploration Corporation announces the granting of up to 1,777,000 stock options to directors and employees of the Company. The stock options are exercisable at a price of $0.51 for a term of five years.

The grant of the stock options is subject to the approval of the Canadian Venture Exchange.

TAN RANGE EXPLORATION CORPORATION

MAREK J. KRECZMER
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2b File #82-3446
Canadian Venture Exchange Symbol: TNX
July 09, 2001

TAN RANGE REPORTS ON LUHALA PROJECT

(Vancouver, B.C., July 09, 2001) – "Luhala represents a very significant gold exploration target, and one that is likely greatly undervalued. The results to date must be viewed as very positive, particularly as these results have been obtained, within a very limited geological framework. The efforts placed in developing an improved technical data base are likely to be well rewarded at the end of an HQ drill rod". Jim Oliver, Ph.D., P.Geo., Consulting Geologist, made these comments following a seven day visit to the property.

Tan Range is pleased to report the results of a ten-diamond drill hole program. The results of the diamond drill holes are tabulated below.

RESULTS

Interpretation of the drill results strongly outline the importance of the rhyolite-crystal tuff-chert-iron formation-volcaniclastic-intrusive contacts and structural sites as the hosts of gold mineralization. The most favourable location of gold mineralization is along "hard-soft" rock contacts as tabled below. The table summarizes the assay results which were categorized according to the nature of the geological contact.

DDH# Grid Location	INTERVAL (m)	CORE LENGTH (m)	GRADE (Au gm/t)
Drill hole intercepts at the rhyolite/crystal tuff/iron formation:			
LKD-1* 7400E; 4225N	30.1 - 44.5	14.4	5.70
	includes: 39.8 - 44.5	4.7	12.98
LKD-2* 7400E; 4150N	9.9 - 14.9	5.0	2.21
LKD-5 8000E; 4100N	49.0 - 51.0	2.0	4.08
LKD-6 8000E; 4145N	12.0 - 14.0	2.0	0.74
LKD-7 8000E; 4550N	86.4 - 88.9	No Core Recovery -	Cavity
Holes LKD-3 and 4 were drilled in the structural hanging and footwall respectively with anomalous, but uneconomic results.			
Drill hole intercepts at the chert/volcaniclastic contact:			
LSSD-1* 6930E; 3060N	20.0 - 21.0	1.0	29.50
LSSD-2* 6900E; 3040N	20.0 - 28.5	8.5	1.23
	includes: 20.0 - 22.0	2.0	2.75
Drill hole intercepts at the intrusive/volcanic:			
LSSD-3 7412E; 3304N	103.4 - 107.7	4.3	1.84

*Previously reported. See press release dated May 22, 2001.

In 1997 five diamond drill holes were drilled on Shilalo West Hill with core recovery between 5% and 50%. In spite of this poor core recovery, hole LUD 4 ran 1.34 gm Au/t over 1.10m; hole LUD 5A ran 1.63 gm Au/t over 26.4m, including 4.12 gm Au/ton over 4.0m. Both intercepts were located along the rhyolite/iron formation contact.

INTERPRETATION

The Luhala Property hosts a large gold mineralized system which covers an area of 1500m by 2000m within the property owned by Tan Range. The two felsic volcanic/chert horizons which form a good marker along which the gold mineralization is focused are folded as illustrated on the attached diagram and can be traced for a total length of 12,000m. The two marker horizons are separated by distance of 500m to 800m. Significantly, the apparent south to southwest plunging fold closure coincides with the general locus of known gold mineralization. A very small portion of the favourable contact has been drill tested to date and no holes have been drilled close to the postulated fold noses.

STYLE AND FORM OF MINERALIZED ZONES

1) High grade gold, with visible gold coating fractures are preferentially hosted within the competent felsic volcanics and cherty iron formations. Strongest vein development often occurs at the "hard-soft" rock transition.

2) Broad zones of mineralization are associated with stockwork and crackle brecciated felsic volcanic or cherty iron formations.

3) Brittle-ductile strain zones associated with gold mineralization on the flank of a mafic intrusion, e.g. hole LSSD-3 in the table.

STRUCTURAL INTERPRETATION

The supracrustal rocks are deformed into tight, south to southwest plunging, east overturned, synforms and antiforms. The short limbs of these folds may have east-west strikes and 40° south dips. The long limbs of these folds have north to northeast strikes and generally much steeper, 60° to 80° dips to the east. Two auriferous marker horizons, defined by the presence of cherty iron formations and felsic extrusive rocks are folded, and continue for a distance of 12,000 metres. The two marker horizons are parallel to each other and separated by a distance of 500m to 800m. The south to southwest plunging fold closures coincide with the general locus of known gold mineralization.

FURTHER PLANS

The strike of the known mineralization can be extended now that some of the controls of mineralization are known.

A detailed orthophotographic survey will be flown immediately over the property. All geological data will be plotted at the scale of 1:5000 and surface mapping designed to refine structural and stratigraphic targets will be initiated.

Samples will be collected for XRF analysis to identify the primary rock types and to assist in following of the marker horizons. Additional soil samples will be taken over the 12,000 meter target horizons to locate best near surface mineralization.

Following the above surveys, a 3000 meter 20 to 30 diamond drill hole program will be developed.

REGIONAL RECONNAISSANCE EXPLORATION

Tan Range geological crews are working closely with our Director, Anton Esterhuizen, evaluating several gold properties in Tanzania which, if warranted, will be added to our portfolio.

ADDITIONAL INFORMATION

The Luhala property is 100% owned and operated by Tan Range. A 300,000 ounce gold resource has already been identified by shallow RAB drilling on the Kisunge Hill portion of the property. The Company now controls a total of 126 square kilometers around the Luhala Project.

On Behalf of the Board of Directors

MAREK J. KRECZMER, M.Sc., P.Eng., P.Geo.
President

For further information and diagram, please contact Investor Relations
at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein


N
0
500
meters
LKD Drill Holes
Kisunge Hill
Shilalo West
LUD Drill Holes
5A
LSSD Drill Holes
Shilalo South
965400
508000
50°
50°
LEGEND
Siliceous Marker Horizon
observed
projected
Synform
Antiform
Plunge Direction
Fault
Diamond Drill Hole
UTM Coordinate Ref.
Topographic Contours

LUHALA PROPERTY STRUCTURAL INTERPRETATION

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2(b) File #82-3446
Canadian Venture Exchange Symbol: TNX
July 4, 2001

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

TAN RANGE CLOSES PRIVATE PLACEMENT

(Vancouver, B.C., July 4, 2001) - Tan Range Exploration Corporation announces the closing of the private placement consisting of 162,000 Units at a price of $0.55 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of $0.60 for a period of 2 years.

Proceeds from this private placement will be used to further develop the Company's Tanzanian properties and for general corporate purposes.

TAN RANGE EXPLORATION CORPORATION

MAREK J. KRECZMER, M.Sc., P.Eng., P.Geo
President

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

TAN RANGE EXPLORATION CORPORATION

SEC 12(g)3-2(b) File #82-3446
Canadian Venture Exchange Symbol: TNX
June 13, 2001

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

BARRICK EXERCISES WARRANT

(Vancouver, B.C., June 13, 2001) – Tan Range Exploration Corporation reports that Barrick Gold Corporation has now exercised a common share purchase warrant for 740,741 shares of the company at a price of $1.35 per share. The warrant had been issued by way of a private placement pursuant to an Option Agreement dated November 15, 1999 whereby Barrick was granted the right to earn a 60% undivided interest in the company's Itetemia Project. The company must spend 80% of the proceeds from the exercise of this warrant on further exploration and development of the Itetemia Project. The Itetemia Project is located in the Lake Victoria Goldfields region of Tanzania. Under the terms of the Option Agreement Barrick also gained the right to purchase a further 10% interest in the Itetemia concession, a major property in the project, from the State Mining Corporation of Tanzania. The original expiry date for this warrant had been April 30, 2001, but had been extended by the company to June 14, 2001 (see press release dated April 26, 2001).

On Behalf of the Board of Directors

Frank Hallam

FRANK R. HALLAM, B.B.A., C.A.
Secretary-Treasurer and Chief Financial Officer

For further information, please contact Investor Relations at 1-800-811-3855
Visit the Tan Range website: www.tanrange.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Three Months Ended November 30, 2001 and 2000

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheet
As at November 30, 2001 and August 31, 2001

	November 30, 2001	August 31, 2001
ASSETS		
Current Assets	$	$
Cash and Short Term Deposits	2,075,989	3,064,793
Accounts and Other Receivables	169,552	171,181
Prepaid Expenses	13,097	15,251
	2,258,638	3,251,225
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	9,377,079	9,075,129
Capital Assets	107,866	113,426
	11,743,583	12,439,780
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	75,944	564,854
	75,944	564,854
SHAREHOLDERS' EQUITY		
Share Capital	26,747,161	26,747,161
Deficit	(15,079,522)	(14,872,235)
	11,667,639	11,874,926
	11,743,583	12,439,780

______________________, Director

______________________, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three Months Ended November 30, 2001 and 2000

	November 30, 2001 $	November 30, 2000 $
EXPENSES		
Annual General Meeting	2,749	10,314
Depreciation	8,750	9,000
Consulting and Management Fees	30,373	31,929
Insurance	9,255	10,051
Membership, Courses & Publications	2,076	3,588
New Property Investigation Costs	39,333	0
Office and Administration	6,052	12,948
Office Rentals	23,105	19,393
Press Releases	3,560	9,696
Printing and Mailout	468	0
Professional Fees	8,534	9,062
Promotion and Shareholder Relations	9,290	11,520
Salaries and Benefits	51,422	35,940
Telephone and Fax	7,686	6,635
Transfer Agent and Listing	2,431	4,080
Travel and Accommodation	15,945	4,345
	221,029	178,501
LESS: EXPENSE RECOVERIES	(11,490)	(7,656)
	209,539	170,845
OTHER (INCOME) EXPENSE		
(Interest Earned), Net of Expense	(6,933)	(13,604)
Foreign Exchange (Gain) Loss	4,681	(45,227)
	(2,252)	(58,831)
NET LOSS FOR THE PERIOD	207,287	112,014
DEFICIT, BEGINNING OF PERIOD	14,872,235	14,079,462
DEFICIT, END OF PERIOD	15,079,522	14,191,476

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Mineral Properties and
Deferred Exploration and Development Cost
For the Three Months Ended November 30, 2001 and
Year Ended August 31, 2001

	November 30, 2001 $	August 31, 2001 $
Mineral properties and deferred exploration and development costs		
Camp, field supplies and travel	35,338	202,480
Exploration and field overhead	95,886	98,783
Geological consulting and field wages	76,366	662,422
Geophysical and geochemical	67,952	22,743
Parts and equipment	0	102,959
Property acquisition costs	8,567	7,958
Trenching and drilling	17,841	1,141,428
Recoveries	0	(10,048)
	301,950	2,228,725
Total mineral properties and deferred exploration development costs – Beginning of year	9,075,129	6,853,957
Mineral properties and deferred exploration and developments costs written off during the year	0	(7,553)
Total mineral properties and deferred exploration and development costs – End of year	9,377,079	(9,075,129)

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Changes in Financial Position
For the Three Months Ended November 30, 2001 and 2000,

	November 30, 2001 $	November 30, 2000 $
Cash provided from (used for)		
Operating activities		
Loss for the period	(207,287)	(112,014)
Items not affecting cash:		
Depreciation	8,750	9,000
Loss (Gain) on sale of assets	0	0
	8,750	9,000
Change in non-cash working capital items	(485,127)	(205,277)
	(683,664)	(308,291)
Investing Activities		
Mineral properties and deferred exploration	(301,950)	(403,412)
Capital asset (additions) disposals, net	(3,190)	3,367
	(305,140)	(400,045)
Financing Activities		
Share capital issued	0	1,015,000
Due to related parties	0	4,000
	0	1,019,000
NET INCREASE (DECREASE) IN CASH	(988,804)	310,664
CASH BEGINNING OF PERIOD	3,064,793	1,984,730
CASH END OF PERIOD	2,075,989	2,295,394

Unaudited – Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2001 and 2000
(Unaudited)

1. Tan Range Exploration Corporation (the "Company") follows accounting principles applicable to a going concern according to the Canadian Institute of Chartered Accountants. [These November 30, 2001 financial statements should be read in conjunction with the notes to the August 31, 2001 audited financial statements.]

2. These interim statements as at November 30, 2001 follow the same accounting policies and methods of application as the August 31, 2001 audited consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries:

Name of Company	**Percentage Ownership**
Dia Consult Limited (a Tanzanian Company)	100%
Itetemia Mining Company (a Tanzanian holding company	90%
Kabahelele Mining Company (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%

3. The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2001 and 2000 (Unaudited)

5. Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2000	50,760,978	26,747,161
Issued for cash	0	0
Conversion of Special Warrants	0	0
Issued for debt settlement	0	0
Issued for fees	0	0
Issued on exercise of stock options	0	0
Issued on exercise of warrants	0	0
Issuance costs	0	0
Balance at November 30, 2001	50,760,978	26,747,161

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Warrants	400,000	$0.45	February 8, 2002
Options	500,000	$0.82	February 10, 2002
Warrants	1,996,000	$0.70	March 31, 2002
Warrants	200,000	$0.70	May 9, 2002
Options	100,000	$0.91	July 20, 2002
Warrants	2,937,500	$0.60	September 5, 2002
Options	340,000	$0.92	January 14, 2003
Options	1,050,000	$0.50	March 1, 2004
Options	175,000	$0.40	November 4, 2004
Options	145,500	$0.35	December 8, 2004
Options	463,000	$0.45	January 4, 2005
Options	149,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	10,000	$0.55	March 2, 2005
Options	655,000	$0.40	November 8, 2005
Options	495,000	$0.33	January 16, 2006
Options	99,500	$0.40	February 1, 2006

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Three Months Ended November 30, 2001 and 2000
(Unaudited)

7. Stock Options

Stock Options	Number	Cost
Balance at August 31, 2001	5,985,000	$0.33 to $0.92
Granted	0	
Expired	10,000	$0.40
Exercised	0	
Balance at November 30, 2001	5,975,000	$0.33 to $0.92

8. Warrants

Warrants	Number	Cost
Balance at August 31, 2001	5,695,500	$0.45 to $1.35
Granted	0	0
Expired	0	0
Exercised	0	0
Balance at November 30, 2001	5,695,500	$0.45 to $1.35

02 MAR -1 AM 8:56

TAN RANGE EXPLORATION CORPORATION

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements
For the Nine Months Ended May 31, 2001 and May 31, 2000

Unaudited
Prepared by Management
Vancouver, B.C.

Tan Range Exploration Corporation
Consolidated Balance Sheets
As at May 31, 2001 and August 31, 2000

ASSETS	May 31, 2001	Aug. 31, 2000
Current Assets	$	$
Cash and Short Term Deposits	2,864,606	1,984,730
Accounts and other receivables (1.)	223,699	72,695
Prepaid Expenses	18,260	19,872
	3,106,565	2,077,297
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS	8,281,140	6,853,957
Capital Assets	135,445	104,627
	11,523,150	9,035,881
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	524,878	490,839
Due to related parties	5,433	17,900
	530,311	508,739
SHAREHOLDERS' EQUITY		
Share Capital	25,629,070	22,606,604
Deficit	(14,636,231)	(14,079,462)
	10,992,839	8,527,142
	11,523,150	9,035,881

(1.) Includes an amount of $102,000 due from a company related by way of two common Directors.

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Consolidated Statements of Operations and Deficit
For the Nine Months Ended May 31, 2001 and May 31, 2000

	May 31, 2001	May 31, 2000
	$	$
EXPENSES		
Annual General Meeting	19,615	11,034
Depreciation	20,000	22,500
Consulting & Management Fees	98,585	42,184
Insurance	33,799	24,763
Membership, Courses & Public.	9,773	8,459
New Property Investigation Costs	9,920	32,084
Office and Administration	14,736	14,724
Office Rentals	34,044	27,439
Other & Misc.	0	0
Press Releases	30,647	19,864
Printing and Mailout	1,402	4,039
Professional Fees	28,632	22,454
Promotion and Shareholder Relations	32,623	25,560
Salaries and Benefits	178,071	152,634
Telephone and Fax	16,964	11,752
Transfer Agent and Listing	21,796	24,035
Travel and Accommodation	31,351	19,437
Vehicles	3,517	0
	585,475	462,962
LESS: EXPENSE RECOVERIES	--	--
	585,475	462,962
OTHER INCOME (EXPENSE)		
(Gain) Loss on sale of Capital Assets	--	--
(Interest Earned), Net of Expense	(34,886)	(23,950)
Foreign Exchange (Gain) Loss	6,180	13,687
	(28,706)	(10,263)
NET LOSS FOR THE PERIOD	556,769	452,699
DEFICIT, BEGINNING OF PERIOD	14,079,462	10,667,860
DEFICIT, END OF PERIOD	**14,636,231**	**11,120,559**

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost
For the Nine Months Ended May 31, 2001 and year ended August 31, 2000

	May 31, 2001	August 31, 2000
	$	$
Mineral properties and deferred exploration and development costs		
Camp, field supplies and travel	97,899	217,403
Exploration and field overhead	73,649	83,211
Geological consulting and field wages	419,334	542,172
Geophysical and geochemical (1.)	(124,840)	436,999
Parts and equipment	9,095	70,575
Property acquisition costs	65,308	16,859
Trenching and drilling	892,086	930,058
Recoveries	(5,348)	(799,028)
	1,427,183	1,498,249
Total mineral properties and deferred exploration development costs - Beginning of year	6,853,957	8,108,140
Mineral properties and deferred exploration and development costs written off during the year	0	(2,752,432)
Total mineral properties and deferred exploration and development costs - End of year	8,281,140	6,853,957

(1.) Net of a reversal in the current period for accrued geophysical costs totalling $220,000, which did not become payable.

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Consolidated Statement of Changes in Financial Position
For the Nine Months Ended May 31, 2001 and May 31, 2000

	May 31, 2001	**May 31, 2000**
	$	**$**
Cash provided from (used for)		
Operating activities		
Loss for the period	(556,769)	(452,699)
Items Not Affecting Cash -		
Depreciation	20,000	22,500
Loss (Gain) on Sale of Assets	--	--
	20,000	22,500
Change in Non-Cash Working Capital Items	(115,353)	106
	(652,122)	(430,093)
Investing Activities		
Mineral Properties and Deferred Exploration	(1,427,183)	(861,789)
Capital Asset (Additions) Disposals, Net	(50,818)	6,374
	(1,478,001)	(855,415)
Financing Activities		
Share Capital Issued	3,022,466	3,382,818
Due to Related Parties	(12,467)	12,933
	3,009,999	3,395,751
NET INCREASE (DECREASE) IN CASH	879,876	2,110,243
CASH BEGINNING OF PERIOD	1,984,730	314,201
CASH END OF PERIOD	**2,864,606**	**2,424,444**

Unaudited - Prepared by Management

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2001 and May 31, 2000
(unaudited)

1. Tan Range Exploration Corporation (the "Company") follows accounting principles applicable to a going concern according to the Canadian Institute of Chartered Accountants. These May 31, 2001 financial statements should be read in conjunction with the notes to the unaudited financial statements which were part of the February 28, 2001 prospectus.

2. These interim statements as at May 31, 2001 follow the same accounting policies and methods of application as the August 31, 2000 audited consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries:

	Percentage ownership
Dia Consult Limited (a Tanzanian company)	100%
Itetemia Mining Company (a Tanzanian holding company)	90%
Kabahelele Mining Company Limited (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian holding company)	100%

3. The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

4. Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2001 and May 31, 2000
(unaudited)

5. Share Capital

	Number	Amount ($)
Balance, August 31, 2000	40,026,971	22,606,604
Issued for cash	1,000,000	1,000,000
Conversion of special warrants	2,596,000	0
Issued for debt settlement	125,000	56,250
Issued for fees	60,000	24,367
Issued on exercise of stock options	85,000	38,250
Issued on exercise of warrants	0	0
Issuance costs	0	(446,401)
Balance, May 31, 2001	43,892,971	23,279,070
Special Warrants	5,875,000	2,350,000
Total Share Capital		25,629,070

6. Options & Warrants outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	10,000	$0.40	November 13, 2001
Warrants	400,000	$0.45	February 8, 2002
Options	500,000	$0.82	February 10, 2002
Warrants	1,996,000	$0.70	March 31, 2002
Warrants	200,000	$0.70	May 9, 2002
Options	100,000	$0.91	July 20, 2002
Warrants	2,937,500	$0.60	September 5, 2002
Options	340,000	$0.92	January 14, 2003
Options	1,050,000	$0.50	March 1, 2004
Options	175,000	$0.40	November 4, 2004
Options	145,500	$0.35	December 8, 2004
Options	463,000	$0.45	January 4, 2005
Options	149,000	$0.45	January 7, 2005
Options	50,000	$0.50	January 19, 2005
Options	10,000	$0.55	March 2, 2005
Options	655,000	$0.40	November 8, 2005
Options	495,000	$0.33	January 16, 2006
Options	99,500	$0.40	February 1, 2006

Tan Range Exploration Corporation
Summary of Note Disclosure to the Consolidated Financial Statements
For the Nine Months Ended May 31, 2001 and May 31, 2000
(unaudited)

7. Stock Options

	Number	Cost
Balance, August 31, 2000	3,562,000	$0.35 to $0.92
Granted	1,269,500	$0.33 to $0.40
Cancelled	494,500	$0.40 to $0.92
Exercised	95,000	$0.35 to $0.50
Balance, May 31, 2001	4,242,000	$0.33 to $0.92

8. Warrants

	Number	Cost
Balance, August 31, 2000	3,336,741	$0.60 to $1.35
Granted	2,937,500	$0.60 to $0.70
Cancelled	0	$0.00
Exercised	0	$0.00
Balance, May 31, 2001	6,274,241	$0.45 to $1.35